

March 5, 2018

Dear Fellow Newell Shareholders,

In our prior letter addressed to Michael Polk, CEO of Newell Brands Inc. ("Newell" or the "Company"), we highlighted the extremely poor operating performance of Newell under the current leadership team. We are writing today as our serious concerns have become even more elevated, and even more apparent, following the recent and abrupt resignation of yet another Newell director. As a reminder, this is now the fourth director to resign and it occurred roughly one month after three other well-respected directors resigned from the Company's Board of Directors (the "Board"). Clearly, this is highly unusual and should be further cause for serious concern across the entire shareholder base.

In late January, the resignations of three well-respected directors – Martin Franklin, Ian Ashken, and Domenico De Sole, the last of whom had served on the Board of Newell and Newell Rubbermaid Inc. ("Legacy Newell") for over ten years – signaled to shareholders that there was serious discord on the Board. It is an extraordinary step for three directors, who collectively have decades of relevant industry experience, to simultaneously resign from a public company board of directors. They did so, we believe, because they could no longer see a path to addressing the issues at Newell while remaining on the incumbent Board. They have now agreed to take an even more extraordinary step to attempt to address the major issues impacting Newell by working with us to replace the Board at the 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting").

While the extraordinary actions of Mr. Franklin and Mr. Ashken might be spun to be a disagreement between the former directors of Jarden Corporation ("Jarden") and former directors of Legacy Newell, the resignation of Mr. De Sole, a longtime Legacy Newell director, confirms, to us, the severe governance deficiencies at the Company. To us, these resignations were sufficient to cause serious concern about the functionality of the Board. Now, on top of that, last week's news that yet another director (Ros L'Esperance) resigned from the Board further highlights, in our opinion, the dysfunction and need for substantial change. Again, this is now the fourth director to abruptly resign from the Board. With the Company's 2018 Annual Meeting expected to take place in approximately two months, the normal course of action, if there was no disagreement, would be for a director to simply not stand for reelection. For Ms. L'Esperance to resign within such close proximity to the 2018 Annual Meeting is truly alarming. We believe that this provides further indication that the current Board is dysfunctional.

Unfortunately, as the exodus of Newell directors continues, the Company's operating performance continues to worsen at an accelerating pace. While management and the Board preannounced poor Q4 earnings on January 25th, they neglected to indicate the magnitude of the underlying margin deterioration. It was only on the scheduled Q4 earnings call on February 16th that we, and other shareholders, learned of the continued disturbing streak of margin deterioration. Management further commented that this margin deterioration will continue into the first half of 2018, conveniently promising improvement to occur only after the conclusion of the 2018 Annual Meeting. We believe that management is clearly providing an aspirational outlook for results later in the year, after the vote, to attempt to garner support. However, the historical results, as shown below, indicate otherwise; it shows a pattern of poor and deteriorating results well below management's long-term target. There is nothing apparent to indicate that this trend is about to change for the better.



Newell Adjusted Operating Margin Since Jarden Acquisition

Source: Company filings; Newell management commentary; Starboard estimates; Wall Street estimates
(1) Management long-term target of 20% adjusted EBITDA margins less adjusted depreciation & amortization of approximately 2.5% of net sales.

Despite the clear issues afflicting the Company, and the need for laser focus on improving results, the Board has instead, we believe, attempted to disenfranchise shareholders with respect to the election of director candidates. On January 25th, in connection with the Company's announcement of the resignations of Messrs. Franklin, Ashken, and De Sole, Newell disclosed that the size of the Board had been reduced to nine (9) members. Therefore, in our initial nomination letter to Newell on February 8th, we nominated ten (10) director candidates and advised the Company that we would withdraw one (1) of our candidates as long as it remained the case, as it should, that nine (9) seats would be up for election at the 2018 Annual Meeting. Fearing the worst from the Company, at the same time, we explicitly advised Newell that to the extent that the Company increased the size of the Board beyond the nine (9) directors that existed as of the date of our nomination letter, we expressly reserved our right to nominate additional director candidates for any newly created director seats.

On February 22nd, two weeks after the Company's nomination deadline passed, the Board increased the size of the Board to eleven (11) directors through the immediate appointment of two new directors, and also announced an intention to nominate an additional new director at the 2018 Annual Meeting (but did not specify whether the Board would be further increased to twelve (12) directors or if such additional director would replace the nomination of an incumbent director). We believe that unilaterally expanding the Board after the nomination deadline without permitting shareholders additional time to nominate for the new director seats would effectively disenfranchise shareholders with respect to those seats and inappropriately assure the election of certain directors supported by the incumbent Board. Therefore, in response to this self-serving action of the current Board, in accordance with our reservation of rights, we have formally nominated two (2) additional director candidates, Bridget Ryan Berman and Robert Steele, for election at the upcoming 2018 Annual Meeting. We believe that both of these director candidates possess significant experience and unique perspectives directly relevant to the Company's current businesses and challenges.

By way of background, Ms. Ryan Berman was the former Chief Executive Officer of Victoria's Secret Direct. Prior to Victoria's Secret Direct, Ms. Ryan Berman served as the Chief Executive Officer of the Giorgio Armani Corporation, a U.S. subsidiary of Giorgio Armani S.p.A. Mr. Steele has extensive consumer packaged goods management experience, having held a variety of executive leadership positions during his 35 years at Procter & Gamble, including Vice Chairman of Global Health and Well-Being, Group President of Global Household Care and Group President of North American operations. Mr. Steele also served as a director of numerous consumer companies such as Kellogg Company, Keurig Green Mountain Coffee, and Beam Inc.

While our intentions are to seek the election of a new Board which would already include several former directors (Messrs. Franklin, Ashken, and De Sole), in order to maintain additional continuity, in the event that the current Board is removed and our nominees are elected, the new Board would be willing to interview the incumbent directors (including recently resigned directors) and add back up to two incumbent directors. Due to the mechanics of proxy voting in situations where a majority of the board of directors changes, we believe this is the most effective means to ensure the new Board is seated and that the best incumbent directors are selected to rejoin the Board. As a reminder, we utilized this construct successfully at Darden Restaurants, Inc. where we replaced the entire board and then added back one of the former incumbent board members.

We have been working diligently with our slate of director nominees to formulate a new path forward for the Company, and we look forward to sharing the details of our operational and strategic plan as we approach the 2018 Annual Meeting. To be clear, this election contest is not simply a matter of disagreement over strategy. Rather, it is largely about extremely poor execution, lack of accountability, unacceptable governance, severe destruction of shareholder value, and the need for a new Board that has an open mind and fresh perspective to ensure that the best strategy is successfully implemented. While it is clear that certain aspects of the retail market are challenged, these macro factors cannot be the sole scapegoats for poor execution and questionable decision-making when many of the Company's peers have done a far superior job navigating through the current environment. We believe that management and the Board need to be held accountable for unacceptable execution and for significant value destruction.

While these have been extremely challenging times for Newell, we believe that the recent poor financial and stock price performance has created a unique opportunity to invest in an iconic company and embark on a multi-year operational turnaround that can deliver outstanding returns to shareholders. We are laser focused on helping Newell regain the trust of shareholders and transforming the Company into a best-in-class consumer products company. We remain extremely excited about the prospects for our value creation plan and look forward to sharing detailed specifics as we approach the 2018 Annual Meeting.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP

Biographies of Starboard's Nominees (in alphabetical order):

Bradley A. Alford
- Mr. Alford has more than three decades of experience in the consumer food and packaged goods industries. Throughout his career, he has been focused on initiatives to improve processes and facilitate best practices across organizations.
- He spent his entire career with Nestlé, or companies acquired by Nestlé, most recently as the Chairman and Chief Executive Officer of Nestlé USA.
- During Mr. Alford's time as CEO of Nestlé USA, revenue grew from $7.5 billion to $12.7 billion. His leadership principles included focusing management on "making the complex, simple" and developing a strategic focus on three key elements: people, innovation and execution.
- Mr. Alford currently serves on the boards of Perrigo Company, Conagra Brands and Avery Dennison.

Ian G.H. Ashken
- Mr. Ashken co-founded Jarden Corporation in 2001, helping to generate over 50x total shareholder return in less than 15 years with the company.
- He served in a number of positions at Jarden, including Chief Financial Officer, President and Vice Chairman of the Board of Directors.
- He also served as the Vice Chairman and/or Chief Financial Officer of three other public companies: Benson Eyecare, Lumen Technologies and Bollé, between 1992 and 2000.
- Mr. Ashken currently serves on the boards of Platform Specialty Products and Nomad Foods, and previously served as a director of Newell, Jarden, Phoenix Group Holdings, and GLG Partners, among others.

Pauline J. Brown
- Ms. Brown has more than 25 years of experience in brand management, private equity and strategy consulting.
- From January 2013 through December 2015, she served as the Chairman of North America for the world's leading luxury goods company, LVMH Moët Hennessy Louis Vuitton. Prior to working at LVMH, Ms. Brown was a Managing Director at the private equity firm The Carlyle Group, where she focused on buyouts in the consumer and retail sector.

- Ms. Brown joined Carlyle from Avon Products, where she was the Senior Vice President of Corporate Strategy and Global Business Development, responsible for driving key components of a major turnaround plan and exploring and evaluating new business opportunities.
- Ms. Brown spent more than eight years at The Estée Lauder Companies, as the Vice President of Corporate Strategy and New Business Development, in charge of all mergers, acquisitions and licensing deals.
- Ms. Brown currently serves on the board of Del Frisco's Restaurant Group.

Domenico De Sole
- Mr. De Sole was instrumental in re-establishing the exclusivity and profitability of the Gucci brand. As President and Chief Executive Officer of Gucci Group NV and Chairman of its Management Board, he presided over the acquisition of such luxury brands as Yves Saint Laurent, Sergio Rossi, Stella McCartney, Alexander McQueen, Bottega Veneta and Balenciaga. He is credited with taking the company from nearly bankrupt to a multi-billion dollar luxury goods conglomerate.
- He has intimate knowledge of Newell's operations, having served on the Board from 2007 to 2018.
- Mr. De Sole currently serves on the boards of Sotheby's (Chairman), Pirelli, Ermenegildo Zegna and Tom Ford (Chairman), and was previously a director of Procter & Gamble, Delta Air Lines, Bausch & Lomb, GAP and Telecom Italia, among others.

Peter A. Feld
- Mr. Feld is a Managing Member and Head of Research of Starboard Value LP. Prior to founding Starboard, he was a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd.
- Mr. Feld serves as a director of Marvell Technology, where he has helped lead Marvell through a significant operational turnaround.
- Mr. Feld previously served as a director of Brink's, Darden Restaurants, Insperity, Integrated Device Technology and Tessera Technologies, among others.

Martin E. Franklin
- Mr. Franklin co-founded Jarden Corporation in 2001, helping to generate over 50x total shareholder return in less than 15 years with the company.
- He served as Jarden's Chief Executive Officer and Chairman until 2011 and subsequently as Executive Chairman until Jarden's sale to Newell in 2016.
- Mr. Franklin is the co-founder and Chairman of Platform Specialty Products and co-founder and co-Chairman of Nomad Foods.
- Mr. Franklin also currently serves as a director of Restaurant Brands International and J2 Acquisition Limited, and previously served as a director of Newell, Justice Holdings, Bally Total Fitness, Lumen Technologies, Kenneth Cole Productions and Apollo Investment Corp, among many others.

James (Jim) E. Lillie

- Mr. Lillie has an outstanding track record of identifying areas for creating long-term shareholder value. He is a proven organizational leader, experienced with defining and implementing required change while focusing on delivering operating results.
- He has over 20 years of experience in the consumer products sector, most recently having served as the Chief Executive Officer and a director of Jarden Corporation.
- Prior to Jarden, Mr. Lillie served as EVP of Operations at Moore Corporation, leading a team that spurred significant value creation in only a few years.
- Mr. Lillie currently serves on the boards of Tiffany & Co., Nomad Foods and J2 Acquisition Limited.

Gerardo I. Lopez

- Mr. Lopez has over three decades of experience in consumer-focused industries.
- Most recently, he was President and CEO of Extended Stay America and its paired-share REIT, ESH Hospitality, the largest integrated owner/operator of company-branded hotels in North America, where he led the implementation of several infrastructure systems, completed the renovation of the company's entire portfolio of hotels and initiated a new strategic plan in 2016 which included selling non-strategic assets, launching a franchising program and building new company-owned assets.
- Prior to Extended Stay America, Mr. Lopez served as the President and CEO of AMC Entertainment, and held executive positions at Starbucks, Handleman Company, International Home Foods, Frito Lay, Pepsi-Cola and Procter & Gamble.
- Mr. Lopez currently serves as a director of Brinker International and CBRE Group. He previously served as a director of numerous companies, including TXU Corp., Safeco, National CineMedia and REI, among others.

Bridget Ryan Berman

- Ms. Ryan Berman has over 35 years of experience in retail, and as a senior level executive she has helped oversee the strategies and operations of some of the leading fashion and luxury goods groups in the world.
- From 2011 to 2015, she served as Chief Executive Officer of Victoria's Secret Direct, an online and catalogue division of Victoria's Secret, where she oversaw the company's digital properties, including consumer marketing and director-to-consumer businesses.
- Prior to Victoria's Secret Direct, Ms. Ryan Berman served as the Chief Executive Officer of the Giorgio Armani Corporation, a U.S. subsidiary of Giorgio Armani S.p.A, as the Group President, Global Retail of Ralph Lauren Corporation, and as the Chief Operating Officer of Apple Inc., Global Retail.
- Ms. Ryan Berman currently serves on the board of Tanger Factory Outlet Centers and previously served as a director for J. Crew Group.

Jeffrey C. Smith
- Mr. Smith is a Managing Member, CEO, and Chief Investment Officer of Starboard Value LP. Prior to founding Starboard, he was a Partner and Managing Director of Ramius LLC.
- Mr. Smith currently serves as Chairman of Advance Auto Parts, a leading automotive aftermarket parts provider in North America, and a director of Perrigo Company, a leading global healthcare supplier.
- Previously, Mr. Smith served as a director of Darden Restaurants (Chairman), helping to lead the company through a successful turnaround, improving revenue and profitability. Mr. Smith has extensive transformational board experience having served on the boards of Yahoo!, Office Depot, Quantum, Regis, Surmodics, Zoran, Phoenix Technologies (Chairman) and Actel, among others.
- Mr. Smith is proud to be able to improve businesses and culture while significantly improving value at underperforming companies.

Charles M. Sonsteby
- Mr. Sonsteby served in a number of positions during his tenure at The Michaels Companies, the largest arts and crafts specialty retailer in North America, including Vice Chairman, Chief Financial Officer and Chief Administrative Officer.
- As CFO of Brinker International from 2001 to 2010, Mr. Sonsteby oversaw Brinker's historic casual dining turnaround effort, which included operational improvements that expanded margins by more than 300 basis points, divested non-core brands, implemented a substantial domestic and international franchising program, and divested company-owned real estate.
- Mr. Sonsteby currently serves as a director of Valvoline and Darden Restaurants (Chairman), and previously served as a director of Zale Corporation.

Robert A. Steele
- Mr. Steele has extensive consumer packaged goods management experience, having held a variety of executive leadership positions during his 35 years at Procter & Gamble, including Vice Chairman of Global Health and Well-Being, Group President of Global Household Care and Group President of North American operations.
- In his final position with Procter & Gamble as Vice Chairman of Global Health and Well-Being, Mr. Steele was responsible for oral care, feminine care, personal health care, pharmaceutical, pet care and snacks. This business segment accounted for nearly $20 billion in sales.
- Mr. Steele currently serves on the boards of Berry Global Group and LSI Industries, and was previously a director of Kellogg Company, Keurig Green Mountain Coffee, and Beam Inc.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Starboard Value LP, together with the other participants named herein (collectively, "Starboard"), intends to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of director nominees at the 2018 annual meeting of stockholders of Newell Brands Inc., a Delaware corporation (the "Company").

STARBOARD STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Starboard Value and Opportunity Master Fund Ltd ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC ("Starboard S LLC"), Starboard Value and Opportunity C LP ("Starboard C LP"), Starboard Leaders Quebec LLC ("Starboard Quebec LLC"), Starboard Leaders Select Fund LP ("Starboard Select LP"), Starboard T Fund LP ("Starboard T LP"), Starboard Leaders Fund LP ("Starboard Leaders Fund"), Starboard Value A LP ("Starboard A LP"), Starboard Value A GP LLC ("Starboard A GP"), Starboard Value LP, Starboard Value GP LLC ("Starboard Value GP"), Starboard Principal Co LP ("Principal Co"), Starboard Principal Co GP LLC ("Principal GP"), Starboard Value R LP ("Starboard R LP"), Starboard Value R GP LLC ("Starboard R GP"), Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Mariposa Associates, LLC ("Mariposa Associates"), Ian G.H. Ashken, Martin E. Franklin, James E. Lillie, Bradley A. Alford, Pauline J. Brown, Bridget Ryan Berman, Domenico De Sole, Gerardo I. Lopez, Charles M. Sonsteby and Robert A. Steele.

As of the date hereof, Starboard V&O Fund directly beneficially owns 7,410,000 shares of Common Stock, par value $1.00 (the "Common Stock"), of the Company. As of the date hereof, Starboard S LLC directly beneficially owns 900,000 shares of Common Stock. As of the date hereof, Starboard C LP directly beneficially owns 510,000 shares of Common Stock. As of the date hereof, Starboard Quebec LLC directly beneficially owns 702,156 shares of Common Stock. As of the date hereof, Starboard Select LP directly beneficially owns 2,535,717 shares of Common Stock. As of the date hereof, Starboard T LP directly beneficially owns 1,714,600 shares of Common Stock. As of the date hereof, 2,642,638 shares of Common Stock were held in accounts managed by Starboard Value LP (the "Starboard Value LP Accounts"). Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 510,000 shares of Common Stock owned by Starboard C LP. Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 510,000 shares of Common Stock owned by Starboard C LP. Starboard Leaders Fund, as a member of Starboard Quebec LLC, may be deemed the beneficial owner of the 702,156 shares of Common Stock owned by Starboard Quebec LLC. Starboard A LP, as the general partner of Starboard Leaders Fund, Starboard Select LP and Starboard T LP and the managing member of Starboard Quebec LLC, may be deemed the beneficial owner of the (i) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (ii) 2,535,717 shares of Common Stock owned by Starboard Select LP and (iii) 1,714,600 shares of Common Stock owned by Starboard T LP. Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the (i) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (ii) 2,535,717 shares of Common Stock owned by Starboard Select LP and (iii) 1,714,600 shares of Common Stock owned by Starboard T LP. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Quebec LLC, Starboard Select LP, Starboard T LP and the Starboard Value LP Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts. Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts. Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts. Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts. Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 7,410,000 shares of Common Stock owned by Starboard V&O Fund, (ii) 900,000 shares of Common Stock owned by Starboard S LLC, (iii) 510,000 shares of Common Stock owned by Starboard C LP, (iv) 702,156 shares of Common Stock owned by Starboard Quebec LLC, (v) 2,535,717 shares of Common Stock owned by Starboard Select LP, (vi) 1,714,600 shares of Common Stock owned by Starboard T LP and (vii) 2,642,638 shares of Common Stock held in the Starboard Value LP Accounts.

As of the date hereof, Mr. Alford beneficially owns 13,400 shares of Common Stock. As of the date hereof, Mr. Ashken beneficially owns 511,374 shares of Common Stock. As of the date hereof, Mr. De Sole beneficially owns 66,464 shares of Common Stock. As of the date hereof, Mr. Franklin beneficially owns 2,047,227 shares of Common Stock. As of the date hereof, Mr. Lillie beneficially owns 97,836 shares of Common Stock. As of the date hereof, Mr. Lopez beneficially owns 2,000 shares of Common Stock. As of the date hereof, Ms. Ryan Berman beneficially owns 1,444 shares of Common Stock, including 135 shares directly owned by her spouse. As of the date hereof, Mr. Sonsteby beneficially owns 7,000 shares of Common Stock. As of the date hereof, Mariposa Associates, Ms. Brown and Mr. Steele do not beneficially own any shares of Common Stock.